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Exhibit 21.1


                         Subsidiaries of the Registrant


Mendocino Brewing Company, Inc. has the following subsidiaries.


1. United Breweries International (U.K.) Limited ("UBI"), a company organized under the laws of England and Wales

2. UBSN, Ltd. (a wholly-owned subsidiary of UBI).; a company organized under the laws of England and Wales and

3. Releta Brewing Company, LLC, d/b/a Ten Springs Brewery, a Delaware limited liability company